UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   **January 12, 2005**

TGT PIPELINE, LLC

(Exact name of registrant as specified in its charter)

DELAWARE	**333-108693-01**	**06-1687421**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3800 FREDERICA STREET, OWENSBORO, KENTUCKY	**42301**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(270) 926-8686**

NOT APPLICABLE

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On January 12, 2005, the Registrant entered into a Purchase Agreement with Citigroup Global Markets Inc. and Lehman Brothers Inc. (the "Initial Purchasers") relating to the sale of $300,000,000 in aggregate principal amount of its 5.50% Notes due 2017 (the "TGTP Notes") at a price of 99.667% of their principal amount. Concurrently, Gulf South Pipeline Company, LP ("Gulf South"), a wholly-owned subsidiary of the Registrant, entered into a Purchase Agreement with the Initial Purchasers relating to the sale of $275,000,000 in aggregate principal amount of its 5.05% Notes due 2015 (the "Gulf South Notes" and, together with the TGTP Notes, the "Notes") at a price of 99.702% of their principal amount. Gulf South intends to advance the net proceeds from the sale of the Gulf South Notes to the Registrant and the Registrant intends to use such proceeds, together with the net proceeds from the sale of the TGTP Notes and other available cash, to repay the $575,000,000 interim loan made to the Registrant by affiliates of the Initial Purchasers on December 29, 2004, in connection with the Registrant's previously announced acquisition of Gulf South.

The Initial Purchasers have indicated that they will resell the Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933 (the "Securities Act") and outside the United States in reliance on Regulation S under the Securities Act.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits:

EXHIBIT NO.	**DESCRIPTION**
10.1	Purchase Agreement, dated January 12, 2005, between the Registrant and the Initial Purchasers
10.2	Purchase Agreement, dated January 12, 2005, between Gulf South and the Initial Purchasers]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TGT PIPELINE, LLC
(Registrant)

Date: January 14, 2005

By: /s/ Jamie L. Buskill
Jamie L. Buskill
Vice President and
Chief Financial Officer